UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 18, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152).

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse reaches settlement with U.S. Department of Justice regarding legacy Residential Mortgage-Backed Securities matter
Zurich / New York, January 18, 2017 – Credit Suisse announced today that it has reached a final settlement with the U.S. Department of Justice (DOJ) related to its legacy Residential Mortgage-Backed Securities (RMBS) business – a business conducted through 2007.

As previously announced on December 23, 2016, the settlement releases Credit Suisse from potential civil claims by the DOJ related to its securitization, underwriting and issuance of RMBS. Under the terms of the settlement, Credit Suisse will pay to the DOJ a civil monetary penalty of USD 2.48 billion.

In addition, Credit Suisse will provide consumer relief totaling USD 2.8 billion within five years post settlement. These consumer relief measures include affordable housing payments and 1st and 2nd lien principal and interest forgiveness. The DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement.

Credit Suisse is pleased to have reached an amicable settlement that allows the bank to put this legacy matter behind it, while also protecting the interests of its clients, employees and other stakeholders. We remain relentlessly focused on serving our clients and continuing our progress toward our strategic goals of being a resilient, profitable and compliant organization.

Credit Suisse will take a pre-tax charge of approximately USD 2 billion in addition to its existing reserves of USD 550 million against this matter. This charge will be taken in its 4Q 2016 financial results, which will be announced on February 14, 2017.

Information
Media Relations Credit Suisse, +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,690 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without

Media Release
January 18, 2017 Page 2/2

limitation, statements relating to the following:
- our plans, objectives or goals;
- our future economic performance or prospects;
- the potential effect on our future performance of certain contingencies; and
- assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forwardlooking statements. These factors include:
- the ability to maintain sufficient liquidity and access capital markets;
- market volatility and interest rate fluctuations and development s affecting interest rate levels;
- the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
- the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
- adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
- the ability to achieve our strategic objectives, including impr oved performance, reduced risks, lower costs and more efficient use of capital;
- the ability of counterparties to meet their obligations to us;
- the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
- political and social developments, including war, civil unrest or terrorist activity;
- the possibility of foreign exchange controls, expropriation, na tionalization or confiscation of assets in countries in which we conduct our operations;
- operational factors such as systems failure, human error, or the failure to implement procedures properly;
- actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and
- policies in countries in which we conduct our operations;
- the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
- competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
- the ability to retain and recruit qualified personnel;
- the ability to maintain our reputation and promote our brand;
- the ability to increase our market share and control expenses;
- technological changes;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
- acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
- the adverse resolution of litigation, regulatory proceedings and other contingencies;
- the ability to achieve our cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, RWA threshold, and other targets and ambitions;
- other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Stephan Flückiger
Stephan Flückiger
Director

/s/ Claude Jehle
Claude Jehle
Date: January 18, 2017		Director